Exhibit 3.1

AMENDMENT NO. 5 TO
FOURTH AMENDED AND RESTATED AGREEMENT OF LIMITED
PARTNERSHIP OF
AMERICAN MIDSTREAM PARTNERS, LP
This Amendment No. 5 (this “Amendment”) to the Fourth Amended and Restated Agreement of Limited Partnership of American Midstream Partners, LP (the “Partnership”), dated as of August 9, 2013, as amended by that certain Amendment to the Fourth Amended and Restated Agreement of Limited Partnership of American Midstream Partners, LP, adopted effective as of October 28, 2013, that certain Amendment No. 2 to the Fourth Amended and Restated Agreement of Limited Partnership of American Midstream Partners, LP, adopted effective as of January 31, 2014, that certain Amendment No. 3 to the Fourth Amended and Restated Agreement of Limited Partnership of American Midstream Partners, LP, adopted effective as of July 24, 2014, and that certain Amendment No. 4 to the Fourth Amended and Restated Agreement of Limited Partnership of American Midstream Partners, LP, adopted effective as of March 30, 2015 (together, the “Partnership Agreement”), is hereby adopted effective as of July 27, 2015 by American Midstream GP, LLC, a Delaware limited liability company (the “General Partner”), as general partner of the Partnership, pursuant to the authority granted to it in Section 5.6 and Section 13.1 of the Partnership Agreement. Capitalized terms used but not defined herein have the meaning given such terms in the Partnership Agreement.
WHEREAS, Section 13.1(d)(i) of the Partnership Agreement provides that the General Partner, without the approval of any Partner, may amend any provision of the Partnership Agreement to reflect a change that the General Partner determines does not adversely affect in any material respect the Limited Partners considered as a whole or any particular class of Partnership Interests as compared to other classes of Partnership Interests; and
WHEREAS, Section 13.3(c) of the Partnership Agreement provides that, if the General Partner determines an amendment adversely affects one or more classes of Partnership Interest, as compared to other classes of Partnership Interests, in any material respect, such amendment shall only be required to be approved by the adversely affected class or classes; and
WHEREAS, Section 5.12(b)(v)(B) of the Partnership Agreement provides that the affirmative vote of the Record Holders of a majority of the Outstanding Series A Preferred Units, voting separately as a class based upon one vote per Series A Preferred Unit, shall be necessary on any matter that amends or modifies any of the terms of the Series A Preferred Units; and
WHEREAS, the board of directors of the General Partner has determined that the standards specified in Section 13.1(d)(i) and Section 5.12(b)(v)(B) are satisfied with respect to the amendments to be made by this Amendment upon the approval of Record Holders of a majority of the Outstanding Series A Preferred Units; and
WHEREAS, the General Partner deems it in the best interest of the Partnership to effect this Amendment in order to (i) amend the terms and provisions of the Series A Preferred Units as set forth herein, (ii) provide for such other matters as are provided herein, and (iii) take such other steps as are necessary to compensate the Series A-2 Holders (as defined below) for the grant of the Call Right (as defined below) by crediting their Capital Accounts with an amount equal to the agreed upon purchase price therefor.
NOW THEREFORE, the General Partner does hereby amend the Partnership Agreement as follows:
A. Amendment. The Partnership Agreement is hereby amended as follows:
1.Section 5.12(c) is hereby added as follows:

(c)     Call Right on Series A-2 Convertible Preferred Units. At any time after January 1, 2016, in connection with the consummation of a Drop Down Event (as defined below) the Partnership may exercise the right (the “Call Right”), but shall have no obligation, to require the holder or holders of the Series A-2 Convertible Preferred Units (the “Series A-2 Holders”) to sell, assign and transfer all or a portion of the then outstanding Series A-2 Convertible Preferred Units to the Partnership in accordance with this Section 5.12(c). The Partnership may exercise the Call Right with respect to any Series A-2 Convertible Preferred Unit unless: (a) the exercise of the Call Right would result in a default under any applicable financing agreements, or other financing obligations of the Partnership or any of its Affiliates, or would otherwise be prohibited by any securities or other applicable law, (b) a Series A-2 Holder has delivered, on or prior to the date of the Call Exercise Notice (as defined below), a Series A Conversion Notice with respect to such Series A Convertible Preferred Unit (and then no Call Right may be made as to such Series A-2 Convertible Preferred Unit).

Exhibit 3.1

(i)    A “Drop Down Event” shall mean an acquisition by the Partnership or one of its Affiliates from ArclightEnergy Partners Fund V, L.P. or one of its Affiliates of assets or equity in a Person or Persons for a purchase price in excess of [$100 million].
(ii)    The purchase price to be paid by the Partnership in connection with the exercise of the Call Right shall be $17.50 per Series A-2 Convertible Preferred Unit acquired pursuant to the Call Right (subject to appropriate adjustment for any equity distribution, subdivision or combination of Partnership Interests).
(iii)    If the Partnership elects to exercise the Call Right, the Partnership shall deliver a written notice (the “Call Exercise Notice”) to the Series A-2 Holders informing the Series A-2 Holders of the Partnership’s intention to exercise its Call Right. The Call Exercise Notice shall include a certificate in substantially the form attached hereto as Annex A, setting forth (a) the number of Series A-2 Convertible Preferred Units held by each Series A-2 Holder, (b) the number of Series A-2 Convertible Preferred Units with respect to which the Call Right is being exercised, (c) the bank account information for wire transfer of the purchase price or address for delivery of the purchase price by check, and (d) the closing date for the purchase (the “Call Closing Date”), which shall be no earlier than 10 days or later than 30 days after the date of the Call Exercise Notice. If any Series A-2 Holder does not notify the Partnership of a change to the bank account information or address for delivery of the purchase prices set forth in Annex A prior to the date that is two days before the Call Closing Date, the Partnership shall wire or deliver to each Series A-2 Holder its portion of the purchase price in immediately available funds to such bank account or address set forth on Annex A.
(iv)    The Call Right may be exercised as to any portion of the outstanding Series A-2 Convertible Preferred Units outstanding at the time a Call Exercise Notice is delivered, but must be exercised pro-rata as to all Series A-2 Convertible Preferred Units subject to the Call Right.
(v)     At the closing of the Call Right, (a) the Partnership shall deliver to each Series A-2 Holder subject thereto a certificate executed on behalf of the Partnership in the form attached hereto as Annex B, and (b) each such Series A-2 Holder shall deliver to the Partnership a certificate executed by such Series A-2 Holder in the form attached hereto as Annex C, the certificates representing the Series A-2 Convertible Preferred Units with transfer powers, executed in blank, or, if uncertificated, transfer powers executed in blank, and such other documentation as may reasonably be requested by the Partnership.
B. Agreement in Effect. Except as hereby amended, the Partnership Agreement shall remain unchanged and unmodified and in full force and effect.
C. Applicable Law. This Amendment shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to principles of conflicts of laws that would apply the laws of any other state.
D. Severability. Each provision of this Amendment shall be considered severable and if for any reason any provision or provisions herein are determined to be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability or illegality shall not impair the operation of or affect those portions of this Amendment that are valid, enforceable and legal.

7665295_5

Exhibit 3.1

IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the effective date written above.

AMERICAN MIDSTREAM PARTNERS, LP

By:	AMERICAN MIDSTREAM GP, LLC its General Partner

By:	/s/ William B. Mathews
Name:	William B. Mathews
Title:	Senior Vice President, Chief Legal Officer, General Counsel and Secretary

The undersigned hereby consents to the adoption of Amendment No. 5 to Fourth Amended and Restated Agreement of Limited Partnership of American Midstream Partners, LP as of the effective date written above.
RECORD HOLDERS OF ALL OF THE SERIES A PREFERRED UNITS:
MAGNOLIA INFRASTRUCTURE PARTNERS, LLC
By:        /s/ Daniel R. Revers
Name:     Daniel R. Revers
Title:    President

HIGHPOINT INFRASTRUCTURE PARTNERS, LLC
By:        /s/ Daniel R. Revers
Name:     Daniel R. Revers
Title:    President